Exhibit 99.1

Execution Version

Dated 14 December 2016

(1)	MELCO LEISURE AND ENTERTAINMENT GROUP LIMITED

(2)	MELCO INTERNATIONAL DEVELOPMENT LIMITED

(3)	CROWN ASIA INVESTMENTS PTY. LTD.

(4)	CROWN RESORTS LIMITED

(5)	MELCO CROWN ENTERTAINMENT LIMITED (FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)

AMENDED AND RESTATED SHAREHOLDERS’ DEED

RELATING TO

MELCO CROWN ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO PBL

ENTERTAINMENT (MACAU) LIMITED

THIS AMENDED AND RESTATED SHAREHOLDERS’ DEED is made the 14th day of December 2016.

BETWEEN:

(1)	MELCO LEISURE AND ENTERTAINMENT GROUP LIMITED, an international business company incorporated under the laws of the British Virgin Islands of Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands (“MelcoSub”)

(2)	MELCO INTERNATIONAL DEVELOPMENT LIMITED, a company incorporated under the laws of Hong Kong of 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong and whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (Stock Code: 200) (“Melco”)

(3)	CROWN ASIA INVESTMENTS PTY. LTD. (ACN 138 608 797) (formerly known as PBL Asia Investments Limited), a company incorporated under the laws of Australia of “Crown Towers”, Level 3, 8 Whiteman Street, Southbank VIC 3006, Australia (“CrownSub”)

(4)	CROWN RESORTS LIMITED (ACN 125 709 953) (formerly known as Crown Limited), a company incorporated under the laws of Victoria of “Crown Towers”, Level 3, 8 Whiteman St, Southbank VIC 3006, Australia and whose shares are listed on the Australian Securities Exchange (ASX: CWN) (“Crown”)

(5)	MELCO CROWN ENTERTAINMENT LIMITED (formerly known as Melco PBL Entertainment (Macau) Limited), an exempted company incorporated under the laws of the Cayman Islands of Walker House, Mary Street, P O Box 908GT, George Town, Grand Cayman, Cayman Islands and whose shares are listed on the NASDAQ Global Select Market in the United States (NASDAQ: MPEL) (the “Company”)

WHEREAS

(A)	The Company was established as a joint venture between MelcoSub and CrownSub and is now listed on the NASDAQ (NASDAQ: MPEL) and engaged in the business of owning and operating gaming projects in Macau S.A.R.

(B)	The parties hereto entered into an amended and restated shareholders’ deed relating to the Company dated 12 December 2007 (the “Shareholders’ Deed”) and amended the Shareholders’ Deed pursuant to a supplemental shareholders’ deed dated 4 May 2016.

(C)	The parties hereto now enter into this Deed to amend, restate and supersede the Shareholders’ Deed (as amended) in its entirety with effect from the Effective Date.

IT IS HEREBY AGREED AS FOLLOWS:

1.	THE DICTIONARY

The Dictionary in Attachment A:

(a)	defines some of the capitalised terms used in this Deed; and

(b)	sets out rules of interpretation which apply to this Deed.

2.	BOARD OF DIRECTORS

2.1	Number of Directors and Independent Directors

(a)	Unless and until otherwise agreed by MelcoSub and CrownSub, the number of persons to be appointed to the Board (excluding for this purpose, alternate Directors) shall be up to nine (9), of whom four shall be independent non-executive Directors.

(b)	MelcoSub and CrownSub shall vote their Shares and exercise their other rights and powers in relation to the Company and the Directors respectively nominated for appointment by them, to ensure that the number of Directors shall not be increased above nine (9).

2.2	Appointment and Removal of Directors by Shareholders

MelcoSub may nominate up to four (4) Directors from time to time and, subject to clause 3, CrownSub may nominate one (1) Director from time to time. Each of MelcoSub and CrownSub shall vote, and exercise its other rights and powers in relation to the Company and the Directors nominated for appointment by it, in favour of the appointment of Directors nominated by the other to the Board and shall not vote in favour of the removal of any Director so nominated by the other unless agreed otherwise by both MelcoSub and CrownSub. MelcoSub and CrownSub shall be entitled to remove and replace their appointees from time to time. Each of MelcoSub and CrownSub shall, if requested by the other, vote, and exercise its other rights and powers in relation to the Company and the Directors nominated for appointment by it, in favour of the removal and/or replacement of the other’s appointee, as directed in the relevant request.

2.3	Appointment and Removal of Chairman

(a)	The Board shall have a Chairman. The Chairman shall be one of the Directors nominated for appointment by MelcoSub under clause 2.2, such person to be designated as Chairman by MelcoSub.

(b)	CrownSub shall vote, and exercise its other rights and powers in relation to the Company and the Directors nominated for appointment by it, in favour of the appointment as Chairman of the Director designated by MelcoSub pursuant to clause 2.3(a). CrownSub shall not vote in favour of the removal of the person designated as Chairman by MelcoSub pursuant to clause 2.3(a) unless agreed otherwise by both MelcoSub and CrownSub.

2.4	Independent Directors

(a)	The independent non-executive Directors shall be individuals having appropriate qualifications and experience commensurate with appointment as independent non-executive Directors of the Company and complying with the independence requirements of the Nasdaq Rules (as defined in the Memorandum and Articles).

(b)	MelcoSub shall identify suitably qualified candidates and may from time to time recommend up to four (4) suitably qualified independent non-executive Directors for consideration and appointment in accordance with the Company’s corporate governance policies.

(c)	CrownSub shall vote, and exercise its other rights and powers in relation to the Company and the Directors nominated for appointment by it, in favour of the appointment of the independent non-executive Directors recommended by MelcoSub and shall not vote in favour of the removal of any independent non-executive Director so recommended by MelcoSub unless agreed otherwise by both MelcoSub and CrownSub. MelcoSub shall be entitled, from time to time, to recommend for removal and replacement any independent non-executive Directors recommended for appointment by MelcoSub under clause 2.4(b). CrownSub shall, if requested by MelcoSub, vote, and exercise its other rights and powers in relation to the Company and the Directors nominated for appointment by it, in favour of the removal of any independent non-executive Director recommended for removal by MelcoSub, as directed in the relevant request.

2.5	Executive Director

(a)	For so long as MelcoSub (or its Affiliate) is the single largest Shareholder and unless MelcoSub and CrownSub otherwise agree:

(i)	the Board shall comprise one executive Director (who shall serve as Chief Executive Officer) and the remaining Directors shall be non-executives; and

(ii)	the executive Director (who shall serve as Chief Executive Officer) shall be one of the Directors nominated for appointment by MelcoSub.

(b)	MelcoSub and CrownSub shall vote, and exercise their respective other rights and powers in relation to the Company and the Directors respectively nominated for appointment by them, to give effect to the provisions of clause 2.5(a). MelcoSub and CrownSub shall not vote in favour of the removal of the person designated as executive Director and Chief Executive Officer by MelcoSub pursuant to clause 2.5(a), unless otherwise agreed by MelcoSub and CrownSub.

3.	REDUCTION IN CROWNSUB SHAREHOLDING

If the aggregate shareholding beneficially owned (as such term is defined under the 1933 Securities Act) by CrownSub and its Affiliates (expressed as a percentage of the total number of Shares issued by the Company) is less than 10.0%, this Deed shall immediately terminate and cease to be of any effect save in respect of claims arising out of any antecedent breach of this Deed and save that clauses 3(a) to 3(d) set forth below and clauses 6, 8, 13, 14, 15 and 16 shall continue to apply:

(a)	CrownSub shall promptly procure the resignation of the Director nominated for appointment to the Board by CrownSub, on terms that such Director shall have no claims against the Company or any of its Affiliates for loss of office;

(b)	the Memorandum and Articles shall be amended to remove the rights of CrownSub to nominate a Director and any other rights specifically conferred on CrownSub under the Memorandum and Articles (as opposed to rights enjoyed by CrownSub in its capacity as shareholder of the Company on the same basis as all other shareholders of the Company, other than MelcoSub);

(c)	the Company shall (solely at its cost) convene a meeting of members to consider and, if thought fit, approve the amendments to the Memorandum and Articles referred to in clause 3(b), such meeting to be held as soon as practicable after (and in any event within two (2) months after) receiving notice in writing from MelcoSub requiring such amendments after the aggregate shareholding beneficially owned by CrownSub and its Affiliates (expressed as a percentage of the total number of Shares issued by the Company) is less than 10.0%; and

(d)	CrownSub shall vote its Shares (if any) at the meeting of members of the Company to be convened pursuant to clause 3(c) in favour of the resolution to be proposed to amend the Memorandum and Articles in accordance with clause 3(b).

4.	AMENDMENT OF MEMORANDUM AND ARTICLES

4.1	MelcoSub and CrownSub obligations

MelcoSub and CrownSub shall vote their Shares, and exercise their other rights and powers in relation to the Company and the Directors respectively nominated for appointment by them, to ensure that the Memorandum and Articles are amended as soon as practicable after (and in any event within three (3) months after) the Effective Date, as follows:

(a)	by deleting Article 91(5) of the Memorandum and Articles in its entirety and replacing it with the following new Article 91(5):

“(5)	The Board of Directors shall have a Chairman of the Board of Directors (the “Chairman”) elected and appointed by a majority of the Directors then in office. The period for which the Chairman will hold office will also be determined by a majority of all the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board of Directors. To the extent that the Chairman is not present at a meeting of the Board of Directors within 15 minutes after the time appointed for holding the same, the attending Directors may choose one of their number to be the chairman of the meeting.”;

(b)	by deleting existing Article 91(6) of the Memorandum and Articles in its entirety;

(c)	by renumbering existing Articles 91(7) and 91(8) as Articles 91(6) and 91(7), respectively;

(d)	by deleting Article 71 of the Memorandum and Articles in its entirety and replacing it with the following new Article 71:

“71.	The Chairman (as defined in Article 91) of the Board of Directors shall preside as chairman at every general meeting of the Company.”; and

(e)	by deleting Article 111 of the Memorandum and Articles in its entirety and replacing it with the following new Article 111:

“111.	The Directors may meet together (either within or outside the Cayman Islands) to conduct business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the Chairman shall have a second casting vote. A Director may, and a Secretary or Assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors by at least two days’ notice in writing to every other Director and alternate Director.”

4.2	Company to convene meeting of members

The Company will (solely at its cost) convene a meeting of members to consider and, if thought fit, approve the amendments to the Memorandum and Articles set forth in clause 4.1, such meeting to be held as soon as practicable after (and in any event within three (3) months after) the Effective Date.

5.	IMPLEMENTING PROVISIONS

(a)	CrownSub shall procure the resignations, with effect from the Effective Date, of one Director nominated for appointment by CrownSub and, subject to clause 5(c), request and take such steps as MelcoSub reasonably requires at its costs to procure the resignation of two independent non-executive Directors recommended for consideration and appointment by CrownSub (thereby reducing the number of Directors nominated for appointment by CrownSub from two (2) to one (1) and reducing the number of independent non-executive Directors recommended for consideration and appointment by CrownSub from two (2) to zero (0)), on terms that such Directors shall have no claims against the Company or any of its Affiliates for loss of office.

(b)	CrownSub shall procure, with effect from the Effective Date, that Mr James Packer shall vacate his position as Deputy Chairman of the Board, on terms that he shall have no claims against the Company or any of its Affiliates for ceasing to be Deputy Chairman.

(c)	MelcoSub may (but shall not be required to), by notice in writing to CrownSub no later than the Business Day after the Effective Date, elect to retain one or more of the existing independent non-executive Directors recommended for consideration and appointment to the Board by CrownSub, in which case such independent non-executive Director(s) shall, with effect from the Effective Date, be deemed to be independent non-executive Director(s) recommended for consideration and appointment to the Board by MelcoSub.

(d)	If MelcoSub makes the election referred to in clause 5(c) in respect of only one existing independent non-executive Director recommended for consideration and appointment to the Board by CrownSub, MelcoSub shall also recommend one additional suitably qualified independent non-executive Director for consideration and appointment to the Board with effect from the Effective Date (thereby increasing the number of independent non-executive Directors recommended for consideration and appointment to the Board by MelcoSub to four (4), including the independent non-executive Director elected to be retained pursuant to clause 5(c)) and CrownSub shall vote, and exercise its other rights and powers in relation to the Company and the Director nominated for appointment by CrownSub, to give effect to the appointment of the person so recommended. If MelcoSub does not make the election referred to in clause 5(c) in respect of either of the existing independent non-executive Directors recommended for consideration and appointment to the Board by CrownSub, MelcoSub shall recommend two additional suitably qualified independent non-executive Directors for consideration and appointment to the Board with effect from the Effective Date (thereby increasing the number of independent non-executive Directors recommended for consideration and appointment to the Board by MelcoSub to four (4)) and CrownSub shall vote, and exercise its other rights and powers in relation to the Company and the Directors nominated for appointment by CrownSub, to give effect to the appointment of the persons so recommended.

(e)	Subject to clause 5(f), CrownSub shall also:

(i)	procure the resignations, with effect from the Effective Date, of all directors (other than independent directors referred to in clause 5(e)(ii)) nominated for appointment, and/or recommended for consideration and appointment, by CrownSub to the boards of directors of the Company’s subsidiaries and/or Affiliates (including, but not limited to, the Company’s subsidiaries and/or Affiliates operating the City of Dreams and Melco Crown Resorts Philippines properties); and

(ii)	request and take such steps as MelcoSub reasonably requires at its cost to procure the resignation of any independent directors recommended for consideration and appointment by CrownSub to the boards of directors of the Company’s subsidiaries and/or Affiliates (including, but not limited to, the Company’s subsidiaries and/or Affiliates operating the City of Dreams and Melco Crown Resorts Philippines properties), in each case, on terms that such directors have no claims against the Company or any of its subsidiaries or Affiliates for loss of office. To avoid doubt, nothing in this clause 5(e) requires CrownSub to procure the resignation of any director it has nominated to the board of directors of Melco Crown Entertainment Asia Holdings Limited or any of its subsidiaries.

(f)	If the Proposed Acquisition does not Close on or before the Longstop Date for any reason other than a termination of the Stock Purchase Agreement by MelcoSub pursuant to Section 7.1(b) of the Stock Purchase Agreement, then from the first to occur of termination of the Stock Purchase Agreement and the Longstop Date, the parties agree that each director that resigns pursuant to clause 5(e) (or such other person as CrownSub nominates in his place) will be immediately re-appointed (or appointed) and the parties will take all actions (including convening all required meetings of the Company’s subsidiaries) and execute all documents as is necessary or prudent to give effect to this requirement.

6.	SHELF REGISTRATION STATEMENT

6.1A	Operation of this Clause 6

(a)	Subject to paragraphs (b) and (c), the provisions in this clause 6 are binding on and from the Effective Date.

(b)	Clauses 6.1B and 6.1 to 6.6 (inclusive) are binding only on MelcoSub and CrownSub.

(c)	Clauses 6.7 and 6.8 are binding on each party to this Deed.

6.1B	Agreement to give effect to this Clause 6

Each of MelcoSub and CrownSub shall procure that:

(a)	a meeting of Directors is convened to be held as soon as practicable after the Effective Date (and in all circumstances within 20 Business Days of the Effective Date) to consider each of the parties to this Deed entering into a legally binding and enforceable agreement to give effect to the rights and obligations set out in clauses 6.1 to 6.6 (inclusive);

(b)	their respective nominee Directors vote in favour of the Company entering into such agreement; and

(c)	the agreement contemplated by this clause 6.1B is executed immediately following such meeting of Directors by each party thereto.

6.1	Shelf Registration Statement

The Company has filed a Registration Statement on Form F-3 (File No. 333-215100) pursuant to which each of Crown and CrownSub and (upon any required amendments or supplements thereto) each of Melco and MelcoSub may, subject to the other provisions hereof, permissibly resell Shares and ADSs (including for the avoidance of doubt, borrowed Shares and ADSs being resold in connection with equity derivatives transactions involving such Shares and ADSs (collectively, the “registrable securities”)) (the “Shelf Registration Statement”), which has automatically become effective upon filing pursuant to the 1933 Securities Act.

6.2	Effectiveness

Subject to clause 6.3, the Company shall use reasonable best efforts to keep the Shelf Registration Statement continuously effective for so long as Crown, CrownSub, Melco or MelcoSub is an Affiliate of the Company and for 90 days after it ceases to be an Affiliate of the Company. The Company shall use reasonable best efforts to remain a well-known seasoned issuer as defined in Rule 405 under the 1933 Securities Act (“WKSI”) and not become an ineligible issuer (as defined in Rule 405 under the 1933 Securities Act) during the period during which such automatic shelf registration statement is required to remain effective. If the Shelf Registration Statement has been outstanding for at least three years, at the end of the third year the Company shall refile a new automatic shelf registration statement pursuant to which Crown or (immediately if so requested by Melco, and upon any required amendments or supplements thereto if not) Melco may, subject to the other provisions hereof, permissibly resell Shares and ADSs. If at any time when the Company is required to re-evaluate its WKSI status, the Company determines that it is not a WKSI, the Company shall use commercially reasonable efforts to refile the shelf registration statement on Form F-3 and, if such form is not available, Form F-3 and keep such registration statement effective during the period during which such registration statement is required to be kept effective. Upon the request of Melco or Crown, the Company shall as promptly as practicable, and in any event within 10 Business Days, amend or supplement the Shelf Registration Statement or any replacement thereof as necessary to enable Melco or Crown to resell Shares and ADSs pursuant thereto.

6.3	Black-Out Periods

(a)	Notwithstanding anything herein to the contrary, the Company shall have the right (provided that in no event shall the Company avail itself of such right for more than 90 days, in the aggregate, or more than once in any period of 365 consecutive days), exercisable from time to time by delivery of a notice authorized by the Board to require the holders of Shares and ADSs (the “Holders”) not to sell pursuant to the Shelf Registration Statement, if at the time of the delivery of such notice:

(i)	the Company intends to engage no later than 90 days following the date of such notice in a firm commitment underwritten public offering; or

(ii)	a majority of the independent non-executive directors of the Company has reasonably and in good faith determined that such offering or sale would materially interfere with any material transaction involving the Company.

(b)	If the consummation of any business combination by the Company has occurred or is probable for purposes of Rule 3 05 or Article 11 of Regulation S X under the 1933 Securities Act, the rights of the Holders to offer, sell or distribute any registrable securities pursuant to the Shelf Registration Statement shall be suspended until the date on which the Company has filed the financial information required by Rule 3 05 or Article 11 of Regulation S X to be included or incorporated by reference, as applicable, in the Shelf Registration Statement. The Company shall file such information as promptly as reasonably practicable and in any event within 60 days of such suspension.

(c)	The Company, as soon as reasonably practicable, shall:

(i)	give the Holders prompt written notice in the event that the Company has suspended sales of registrable securities pursuant to the provisions of this clause 6.3;

(ii)	give the Holders prompt written notice of the completion of such offering, the completion or disclosure of the material transaction, and the filing of the required financial information with the U.S. Securities and Exchange Commission (the “Commission”), as the case may be; and

(iii)	promptly file any required amendment or supplement to the Shelf Registration Statement or the form of prospectus included therein.

(d)	Each of Crown, CrownSub and Melco agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in this clause 6.3, it will forthwith refrain from disposition of registrable securities of the Company pursuant to the Shelf Registration Statement until its receipt of the notice of completion of such event.

6.4	Registration Procedures

The Company shall use its reasonable best efforts to effect the registration and sale of registrable securities pursuant to the Shelf Registration Statement in accordance with the intended method of distribution thereof as quickly as practicable, and in connection with any such request, the Company shall, as expeditiously as possible:

(i)	provide counsel selected by Crown, CrownSub, Melco or MelcoSub (“Holders’ Counsel”) and any other inspector with an adequate and appropriate opportunity to review and comment on the Shelf Registration Statement or any replacement thereof and each prospectus included therein (and each amendment or supplement thereto) to be filed with the Commission, and notify the Holders’ Counsel and each seller of registrable securities of any stop order issued or threatened by the Commission and take all action required to prevent the entry of such stop order or to remove it if entered;

(ii)	use its reasonable best efforts to register or qualify the registrable securities under such other applicable securities or “blue sky” laws of such jurisdictions as any Holder may request, and to continue such qualification in effect in such jurisdiction for as long as permissible pursuant to the laws of such jurisdiction, or for as long as any such Holder requests or until all of such registrable securities are sold, whichever is shortest, and do any and all other acts and things which may be reasonably necessary or advisable to enable any such seller to consummate the disposition in such jurisdictions of the registrable securities owned by such Holder;

(iii)	notify each Holder at any time when a prospectus relating thereto is required to be delivered under the 1933 Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such registration statement contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and the Company shall promptly prepare a supplement or amendment to such prospectus and furnish to each Holder a reasonable number of copies of such supplement to or an amendment of such prospectus as may be necessary so that, after delivery to the purchasers of such registrable securities, such prospectus shall not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(iv)	enter into and perform customary agreements (including an underwriting agreement in customary form) and take such other actions as are prudent and reasonably required in order to expedite or facilitate the disposition of such registrable securities, including preparing customary preliminary and final prospectus supplements and causing its officers to participate in “road shows” and other information meetings organized by the underwriter(s);

(v)	make available at reasonable times for inspection by any Holder of registrable securities, any managing underwriter participating in any disposition of such registrable securities pursuant to the Shelf Registration Statement or any replacement thereof, Holders’ Counsel and any attorney, accountant or other agent retained by any such Holder or any managing underwriter (each, an “Inspector” and collectively, the “Inspectors”), all financial and other records, pertinent corporate documents and properties of the Company and its subsidiaries (collectively, the “Records”) as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company’s and its subsidiaries’ officers, directors and employees, and the independent public accountants of the Company, to supply all information reasonably requested by any such Inspectors;

(vi)	if such sale is pursuant to an underwritten offering, use reasonable best efforts to obtain “comfort” letters under the underwriting agreement from the Company’s independent public accountants in customary form and covering such matters of the type customarily covered by “comfort” letters as Holders’ Counsel or the managing underwriter reasonably requests;

(vii)	use its reasonable best efforts to furnish, at the request of any Holder of registrable securities on the date such securities are delivered to the underwriters for sale pursuant to such registration or, if such securities are not being sold through underwriters, on the date the registration statement with respect to such securities becomes effective, an opinion, dated such date, of counsel representing the Company for the purposes of such registration, addressed to the underwriters, if any, and to the Holder making such request, covering such legal matters with respect to the registration in respect of which such opinion is being given as the underwriters, if any, and such Holder may reasonably request and are customarily included in such opinions;

(viii)	use reasonable best efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable but no later than fifteen (15) months after the effective date of the Shelf Registration Statement or any replacement thereof, an earnings statement covering a period of twelve (12) months beginning after the effective date of the Shelf Registration Statement or any replacement thereof, in a manner which satisfies the provisions of Section 11(a) of the 1933 Securities Act and Rule 158 thereunder;

(ix)	maintain effectiveness a Form F-6 with respect to the Shares and ADSs sufficient to allow offerings of registrable securities hereunder, and pay any fees or expenses in connection with the deposit of registrable securities in exchange for Shares and ADS by any Holders, the underwriters for any offering by any of them or any stock lender for any derivatives transaction involving registrable securities; and

(x)	take all other steps reasonably necessary to effect the registration and sale of the registrable securities contemplated hereby.

6.5	Registration Expenses

The Company shall pay all expenses arising from or incident to its performance of, or compliance with, this Section 6, including, without limitation: (i) Commission, securities exchange and FINRA registration and filing fees; (ii) all fees and expenses incurred in complying with securities or “blue sky” laws (including reasonable fees, charges and disbursements of counsel to any underwriter incurred in connection with “blue sky” qualifications of the registrable securities as may be set forth in any underwriting agreement); (iii) all printing, messenger and delivery expenses; and (iv) the fees, charges and expenses of counsel to the Company and of its independent public accountants and any other accounting fees, charges and expenses incurred by the Company (including, without limitation, any expenses arising from any “comfort” letters or any special audits incidental to or required by any registration or qualification).

6.6	Indemnification; Contribution

The Company agrees to indemnify and hold harmless each of Crown, CrownSub, Melco and MelcoSub, its partners, directors, officers, Affiliates and each Person who Controls such Holder (each, a “Indemnified Party”) from and against any and all losses, claims, damages, liabilities and expenses (including reasonable costs of investigation) (each, a “Liability” and collectively, “Liabilities”), arising out of or based upon any untrue, or allegedly untrue, statement of a material fact contained in the Shelf Registration Statement or any replacement thereof, preliminary prospectus or final prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading under the circumstances such statements were made, except insofar as such Liability arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission contained in such registration statement, preliminary prospectus or final prospectus in reliance and in conformity with information concerning such Holder furnished in writing to the Company by or on behalf of such Holder expressly for use therein.

If the indemnification provided for in this Section 6.6 from the Company is unavailable to any Indemnified Party hereunder in respect of any Liabilities referred to herein, then the Company, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Liabilities in such proportion as is appropriate to reflect the relative fault of the Company and Indemnified Party in connection with the actions which resulted in such Liabilities, as well as any other relevant equitable considerations. The relative faults of the Company and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, the Company or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Liabilities referred to above shall be deemed to include any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding.

The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 6.6 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

6.7	Rights of Pledgee

The Company consents to the pledge by MelcoSub of certain of its shares in the Company in connection with the borrowing of funds by MelcoSub to finance the Proposed Acquisition (as referred to in clause 15.2(c)), and agrees that the rights of MelcoSub under this Section 6 and under the Registration Rights Agreement, dated December 11, 2006, by and among the Company, MelcoSub and CrownSub, shall transfer to the pledgee(s) of such shares in connection with such borrowing, to the same extent as if such pledgees were Designated Holders as defined therein, for so long as such pledges remain valid and subsisting.

6.8	Registration Rights Agreement

(a)	Nothing in this Deed derogates from or affects the parties’ rights and obligations under the Registration Rights Agreement between the Company, MelcoSub and CrownSub dated 2006.

(b)	The Company, MelcoSub and CrownSub affirm that they continue to be bound by the terms of that Registration Rights Agreement.

7.	SHAREHOLDER OBLIGATIONS

7.1	General Obligations

Each Shareholder will:

(a)	act in good faith to the other Shareholder in any transaction relating to the Company; and

(b)	in the light of their respective interests in the share capital of Melco Crown (Macau), use all reasonable efforts to ensure and maintain their suitability in accordance with applicable laws and regulations of Macau S.A.R. and the terms of the Subconcession.

8.	CONFIDENTIALITY

None of Melco, MelcoSub, Crown and CrownSub may disclose any Confidential Information to any person, except:

(a)	as a media announcement in the form agreed between the parties;

(b)	to its officers, employees, professional advisers, auditors or consultants, to the extent that person requires the information for the purposes of performing their respective functions;

(c)	as required by the Securities Acts or other applicable law or Regulatory Authority (including gaming regulatory authorities), applicable Stock Exchange or the listing rules of an applicable Stock Exchange, after first consulting with the other parties about the form and content of the disclosure; or

(d)	if a party is required to do so in connection with legal proceedings relating to this Deed, or relating to any agreement to which that person is a party, PROVIDED THAT, except where the legal proceedings are taken by one party against another party, each other party is first consulted, and is given a reasonable opportunity to assert any right and privilege, confidentiality, or any other right which may prevail, over that party’s duty of disclosure, and must use its best endeavours to ensure the Confidential Information (unless disclosed under clauses 8(a)-(d)) is kept confidential.

9.	DISPUTE RESOLUTION

(a)	A party must not commence court proceedings about any Dispute unless it first complies with this clause 9.

(b)	A party claiming that a Dispute has arisen must notify each other party giving details of the Dispute.

(c)	Each party to the Dispute must seek to resolve the Dispute within 5 Business Days of receiving notice of the Dispute or a longer period agreed by the parties to the Dispute.

(d)	If the parties do not resolve the Dispute under and within the time period referred to in clause 9(c), the chief executive officer of each Shareholder (or a person occupying a similar senior position if such an office is not in existence at the time) must seek to resolve the Dispute for a period of up to 15 Business Days after the end of the period referred to in clause 9(c).

(e)	Nothing in this clause 9 will prejudice the right of a party to seek urgent injunctive or declaratory relief in respect of a Dispute.

10.	RELATIONSHIP BETWEEN PARTIES

This Deed does not create a relationship of employment, agency or partnership between the parties.

11.	WARRANTIES

Each party severally warrants to the other parties that:

(a)	Authority: it has taken all necessary action to authorise the signing, delivery and performance of this Deed and the documents required under this Deed in accordance with their respective terms;

(b)	Power to enter into this Deed: it has power to enter into this Deed and perform its obligations under it and can do so without the consent of any other person;

(c)	No breach: the signing and delivery of this Deed and the performance by it of its obligations under it complies with:

(i)	each applicable law and authorisation;

(ii)	its constitution or constituent documents, as applicable; and

(iii)	each Security Interest binding on it;

(d)	binding: this Deed constitutes a legal, valid and binding obligation of it enforceable in accordance with its terms by appropriate legal remedy; and

(e)	no actions: there are no actions, claims, proceedings or investigations pending or to the best of its knowledge threatened against it or by it which may have a material adverse effect on its ability to perform its obligations under this Deed.

12.	TAX, COSTS AND EXPENSES

12.1	Tax

The Company must pay any stamp duty which arises from the execution of this Deed and each agreement or document entered into or signed under this Deed.

12.2	Costs and expenses

Each party must pay its own costs and expenses of negotiating, preparing, signing, delivering, stamping and registering this Deed and any other agreement or document entered into or signed under this Deed.

12.3	Costs of performance

A party must bear the costs and expenses of performing its obligations under this Deed, unless otherwise provided in this Deed and without prejudice to the provisions of the Stock Purchase Agreement referred to in clause 13.15(a) relating to how costs and expenses referred to in the Stock Purchase Agreement are to be borne between the parties to the Stock Purchase Agreement.

13.	GENERAL

13.1	Notices

(a)	Any notice or other communication given under this Deed including, but not limited to, a request, demand, consent or approval, to or by a party to this Deed:

(i)	must be in legible writing and in English;

(ii)	must be addressed to the addressee at the address or facsimile number set out below or to any other address or facsimile number a party notifies the other under this clause 13:

A.	if to Melco

Address:	38th Floor, The Centrium, 60 Wyndham Street, Hong Kong

Attention:	Managing Director

Facsimile:	+852 3162 3579

with a copy to the Company Secretary at the same address.

B.	if to MelcoSub

Address:	38th Floor, The Centrium, 60 Wyndham Street, Hong Kong

Attention:	Managing Director/Company Secretary

Facsimile:	+852 3162 3579

with a copy to Melco at the address set out for it in this clause.

C.	if to the Company

Address:	Walker House, Mary Street, PO Box 908GT, George Town, Grand Cayman, CAYMAN ISLANDS and 36th Floor, The Centrium, 60 Wyndham Street, Hong Kong

Attention:	The Directors

Facsimile:	+ 345 945 4757 and + 852 2537 3618

with a copy to the Company marked to the attention of the ‘General Counsel’ and a copy to each of Melco and Crown at the addresses set out for them in this clause.

D.	if to CrownSub:

Address:	8 Whiteman St, Southbank VIC 3006

Attention:	The Directors

Facsimile:	+61 3 9292 8815

with a copy to Crown at the address set out for it in this clause.

E.	if to Crown:

Address:	8 Whiteman St, Southbank VIC 3006

Attention:	Company Secretary

Facsimile:	+61 3 9292 8815

(iii)	must be signed by an authorised signatory or under the common seal of a sender which is a body corporate; and

(iv)	is deemed to be received by the addressee in accordance with clause 13.1(b).

(b)	Without limiting any other means by which a party may be able to prove that a notice has been received by another party, a notice is deemed to be received:

(i)	if sent by hand, when delivered to the addressee;

(ii)	if by post, 5 Business Days from and including the date of postage; or

(iii)	if by facsimile transmission, on receipt by the sender of an acknowledgment or transmission report generated by the machine from which the facsimile was sent confirming that the facsimile has been successfully transmitted, but if the delivery or receipt is on a day which is not a Business Day or is after 4.00pm (addressee’s time) it is regarded as received at 9.00 am on the following Business Day.

(c)	A facsimile transmission is regarded as legible unless the addressee telephones the sender within two (2) hours after transmission is received or regarded as received under clause 13.1(b)(iii) and informs the sender that it is not legible.

(d)	In this clause a reference to an addressee includes a reference to an addressee’s Officers, agents or employees or a person reasonably believed by the sender to be an Officer, agent or employee of the addressee.

13.2	Governing law

The laws of Hong Kong govern this Deed.

13.3	Jurisdiction

Each party irrevocably and unconditionally:

(a)	submits to the exclusive jurisdiction of the courts of or exercising jurisdiction in, Hong Kong; and

(b)	waives any:

(i)	claim or objection based on absence of jurisdiction or inconvenient forum in respect of the jurisdiction of the Hong Kong courts; and

(ii)	immunity in relation to this Deed in any jurisdiction for any reason.

Crown and CrownSub hereby appoint Ashurst Hong Kong, 11/F Jardine House, 1 Connaught Place, Central, Hong Kong (Attn: Joshua Cole, Partner, Fax: + 852 9043 8888 as their agent for service of process in Hong Kong.

The Company hereby appoints Melco as its agent for service of process in Hong Kong (at the address set out in clause 13.1).

MelcoSub hereby appoints Melco as its agent for service of process in Hong Kong (at the address set out in clause 13.1).

13.4	Invalidity

(a)	If a provision of this Deed, or a right or remedy of a party under this Deed is invalid or unenforceable in a particular jurisdiction:

(i)	it is to be read down or severed in that jurisdiction only to the extent of the invalidity or unenforceability; and

(ii)	the validity or enforceability of that provision in another jurisdiction or the remaining provisions in any jurisdiction shall not be affected.

(b)	This clause 13.4 is not limited by any other provision of this Deed in relation to severability, invalidity or unenforceability.

13.5	Amendments and Waivers

(a)	This Deed may be amended only by a written document signed by the parties PROVIDED THAT there is no obligation to seek a party’s agreement to an amendment when that party is no longer a Shareholder.

(b)	A waiver of a provision of this Deed or a right or remedy arising under this Deed, including this clause 13.5, must be in writing and signed by the party granting the waiver.

(c)	A single or partial exercise of a right does not preclude a further exercise of that right or the exercise of another right.

(d)	Failure by a party to exercise a right or delay in exercising that right does not prevent its exercise or operate as a waiver.

(e)	A waiver is only effective in the specific instance and for the specific purpose for which it is given.

13.6	Cumulative rights

The rights and remedies of a party under this Deed do not exclude any other right or remedy provided by law.

13.7	Payments

A payment which is required to be made under this Deed must be in cash or by bank cheque or in other available funds and in US dollars.

13.8	Further assurances

Each party must do all lawful things within its power that are necessary to give full effect to this Deed and the transactions contemplated by this Deed.

13.9	Entire agreement

Subject to clause 13.15, this Deed supersedes and replaces all previous agreements about its subject matter and embodies the entire agreement between the parties, including, for the avoidance of doubt, (a) the supplemental shareholders’ deed dated 4 May 2016 relating to the Shareholders’ Deed; (b) the Shareholders’ Deed; (c) the supplemental shareholders’ deed to the amended and restated shareholders’ deed relating to the Company, between the parties hereto and Publishing and Broadcasting Limited (“PBL”) dated 27 July 2007; (d) the amended and restated shareholders deed dated 11 December 2006 between the parties hereto (other than Crown) and PBL; (e) the restated and amended shareholders deed dated 1 December 2006, between the parties hereto (other than Crown) and PBL; (f) the memorandum of agreement between PBL and Melco dated 5 March 2006; and (g) the supplemental deed to that agreement dated 26 May 2006.

13.10	Third party rights

Only the parties to this Deed have or are intended to have a right or remedy under this Deed or obtain a benefit under it.

13.11	Legal Advice

Each party acknowledges that it has received legal advice about this Deed or has had the opportunity of receiving legal advice about this Deed.

13.12	No Assignment

A party may not assign this Deed or otherwise transfer the benefit of this Deed or a right or remedy under it, without the prior written consent of the other parties.

13.13	Conflict with Memorandum and Articles of Association

(a)	As between the Shareholders and parties other than the Company, this Deed prevails if there is any inconsistency between this Deed and the Memorandum and Articles.

(b)	The Shareholders must take all necessary steps to amend a provision of the Memorandum and Articles which is inconsistent with this Deed if another party requests it to do so in writing.

13.14	Counterparts

This Deed may be executed in any number of counterparts, all of which constitute one deed.

13.15	Effective Date

(a)	Subject to clauses 13.15(b) and (c), this Deed shall take effect on and from the date on which MelcoSub pays the deposit of US$100,000,000 to CrownSub payable pursuant to Section 6.1(a) of the Stock Purchase Agreement relating to the acquisition (“Proposed Acquisition”) by MelcoSub of 198,000,000 Shares from CrownSub (the “Effective Date”).

(b)	(i) Subject to clause 13.15(c), if the Proposed Acquisition does not Close on or before the Longstop Date for any reason other than a termination of the Stock Purchase Agreement by MelcoSub pursuant to Section 7.1(b) of the Stock Purchase Agreement, then from the first to occur of termination of the Stock Purchase Agreement and the Longstop Date, the parties agree that notwithstanding anything in this Deed to the contrary, they will be immediately bound by the rights and obligations that existed between them under the Shareholders’ Deed immediately prior to the execution of this Deed as varied in accordance with paragraph (b)(ii) and they will take all actions (including convening all required meetings of the Company) and execute all documents as are necessary or prudent to give effect to this requirement.

(ii) If clause 13.15(b)(i) applies, the Shareholders Deed which existed immediately prior to the execution of this Deed shall be varied by adding clauses to the following effect:

(1)	Where Crown undertakes an Alternative Transaction or otherwise disposes of Shares and the aggregate shareholding beneficially owned (as such term is defined under the 1933 Securities Act) by CrownSub (or any successor of CrownSub which holds Shares following a demerger (“DemergerCo”)) and their respective Affiliates (expressed as a percentage of the total number of Shares issued by the Company) is less than 10.0%, the Shareholders’ Deed shall immediately terminate and cease to be of any effect save in respect of claims arising out of any antecedent breach of the Shareholders’ Deed and save that paragraphs (A) to (D) set forth below shall continue to apply:

(A)	CrownSub (or DemergerCo) shall promptly procure the resignation of each Director nominated for appointment to the Board by CrownSub (or DemergerCo), on terms that such Director shall have no claims against the Company or any of its Affiliates for loss of office;

(B)	the Memorandum and Articles shall be amended to remove the rights of CrownSub (or DemergerCo) to nominate Directors and any other rights specifically conferred on CrownSub (or DemergerCo) under the Memorandum and Articles (as opposed to rights enjoyed by CrownSub (or DemergerCo) in its capacity as shareholder of the Company on the same basis as all other shareholders of the Company, other than MelcoSub);

(C)	the Company shall (solely at its cost) convene a meeting of members to consider and, if thought fit, approve the amendments to the Memorandum and Articles referred to in paragraph (B), such meeting to be held as soon as practicable after (and in any event within two (2) months after) receiving notice in writing from MelcoSub requiring such amendments after the aggregate shareholding beneficially owned by CrownSub (or DemergerCo) and its Affiliates (expressed as a percentage of the total number of Shares issued by the Company) is less than 10.0%; and

(D)	CrownSub (or DemergerCo) shall vote its Shares (if any) at the meeting of members of the Company to be convened pursuant to paragraph (C) in favour of the resolution to be proposed to amend the Memorandum and Articles in accordance with paragraph (B); and

(2)	To the extent not already included in the Shareholders’ Deed, provisions to the effect of clauses 6, 8, 14, 15 and 16 of this Deed shall be added to the Shareholders’ Deed and shall be expressed to survive termination of the Shareholders’ Deed in accordance with their respective terms.

(c)	Clauses 6, 13, 14, 15, and 16 of this Deed shall take effect on and from the date of execution of this Deed and continue to be binding as between the parties in all circumstances including where the Proposed Acquisition does not Close on or before the Longstop Date or the Stock Purchase Agreement is terminated.

14.	USE OF CROWN NAME AND CROWN INTELLECTUAL PROPERTY

14.1	Crown and its Affiliate have entered into the following agreements with the Company and its Affiliate, relating to the use of the Crown name and certain trademarks and domain names:

(a)	Trade Mark Licence Agreement between Crown as licensor and the Company as licensee, dated 30 November2006; and

(b)	Trade Mark and Domain Name Licence Agreement between Crown Melbourne Limited, as licensor, and MCE (IP) Holdings Limited, as licensee, dated 29 September 2014

(collectively, the “Crown IP Agreements” and each is a “Crown IP Agreement”).

14.2	Each Crown IP Agreement contains a right for Crown or its Affiliate (as the case may be) to terminate the license(s) granted under the relevant Crown IP Agreement if the direct and indirect shareholding of Crown in the Company is less than 25%.

14.3	The parties agree to amend each Crown IP Agreement, promptly following the Effective Date, as follows:

(a)	The right (but not the obligation) of Crown or its Affiliate (as the case may be) to terminate each Crown IP Agreement if the direct and indirect shareholding of Crown in the Company is less than 25% of the total number of Shares issued by the Company must not be exercised by Crown or its Affiliate until the first to occur of Closing of the Proposed Acquisition or the Longstop Date. All provisions in the Crown IP Agreements which are expressed to survive termination therein will not be affected in any way by this amendment and nothing in this Deed or any amendments to the Crown IP Agreements to give effect to this Deed will derogate from the rights of Crown and its Affiliate to terminate (or exercise other rights under) the Crown IP Agreements for any other reason.

(b)	Following termination of a Crown IP Agreement pursuant to the right referred to in clause 14.3(a), Crown or its Affiliate (as the case may be) shall grant the Company and its relevant Affiliates a non-exclusive, non-transferable and royalty free licence to continue to use the Crown name and enjoy the other intellectual property rights granted under the relevant Crown IP Agreement in the same manner and subject to the same terms and conditions, including for the avoidance of doubt termination provisions, as the Company and its Affiliates were permitted to use such rights immediately prior to termination, for a transition period.

(c)	The transition period referred to in clause 14.3(b) shall apply only where Crown terminates the Crown IP Agreements pursuant to the right in clause 14.3(a) and shall be a period of one (1) year following Crown or its Affiliate giving notice of termination in respect of the use of the Crown name and other intellectual property rights as part of the branding in relation to the City of Dreams Macau and the City of Dreams Manila properties.

14.4	During the applicable transition period referred to in clause 14.3(c), the Company shall use all reasonable efforts to cease to use, as promptly as practicable, (i) any advertising or prepared promotional materials and (ii) any signage, decals, stationery, business cards, business forms and other similar items used in the business of the Company and its Affiliates, and in each case that embody or contain anywhere thereon any of the Crown names and other intellectual property rights granted under the relevant Crown IP Agreement. After the expiry of the transition period referred to in clause 14.3(c), the Company shall not (and shall cause its Affiliates not to) use any Crown names and other intellectual property rights granted under the relevant Crown IP Agreement in connection with its or their respective services or otherwise in the conduct of its and their respective businesses, except with the written agreement of Crown.

14.5	The Company must procure that it and each of its Affiliates cease to use the Crown name as part of the corporate name of the Company and/or any of its Affiliates by no later than the date which is six (6) months after Closing.

14.6	Pending the amendments to the Crown IP Agreements referred to in clause 14.3 having been made, in the period until the first to occur of Closing of the Proposed Acquisition and the Longstop Date Crown hereby irrevocably waives (and shall procure that each of its Affiliates which is a party to a Crown IP Agreement shall irrevocably waive) its respective right to terminate the Crown IP Agreements as a result of the direct and indirect shareholding of Crown in the Company being less than 25%.

15.	CONSENT AND WAIVER

15.1	Subject to clauses 15.2 and 15.3, any Disposal of Shares is subject to the restrictions under the Shareholders Deed (as amended).

15.2	The parties acknowledge that the following transactions are contemplated:

(a)	the proposed offering by Crown or its Affiliates of Shares equivalent to up to 13,641,833 ADSs to institutional and other investors, to be facilitated by a number of investment banks;

(b)	the Proposed Acquisition;

(c)	the giving of security over Shares owned by Melco and/or its Affiliates in favour of the lenders providing financing to Melco and/or its Affiliates for the purpose of the Proposed Acquisition;

(d)	one or more proposed total return swap derivative transactions referencing in aggregate up to 5.55% of all issued Shares (as represented by ADSs) (each a “Derivative Transaction” and together the “Derivative Transactions”) entered into by Crown or one of its Affiliates, including any pledge, assignment, lien, charge, right of set off and/or Security Interest (each an “Encumbrance”) in respect of Shares (including all interest, income, proceeds, distributions and collections received or to be received, or derived or to be derived, now or any time hereafter in connection with the Shares) provided by Crown or one of its Affiliates in favour of each relevant Derivative Transaction counterparty and any enforcement action (including, without limitation, any transfer, assignment and/or other disposal) undertaken by such counterparty;

(e)	one or more stock loans made by Melco or one of its Affiliates (as lender) to the Derivative Transaction counterparties (each as borrower) of up to in aggregate 5.55% of all issued Shares (whether in the form of Shares or represented by ADSs) (each a “Stock Loan” and together the “Stock Loans”);

(f)	the disposal by Crown of up to 5.55% of all issued Shares proximate to the termination of the Derivative Transaction; and

(g)	if the Proposed Acquisition has not Closed on or before the Longstop Date for any reason other than a termination of the Stock Purchase Agreement by MelcoSub pursuant to Section 7.1(b), an Alternative Transaction.

15.3	Subject to clause 16(a)(iii), each of the parties hereto hereby irrevocably and unconditionally consents to the transactions referred to in clause 15.2 and waives any applicable pre-emptive rights and tag-along rights under clause 7 of the Shareholders Deed (as amended) arising out of the transactions referred to in clause 15.2.

16.	VOTING RIGHTS

(a)	Subject to paragraphs (b) and (c), CrownSub agrees:

(i)	to retain unencumbered full legal and beneficial ownership of such number of Shares as from time to time is equal to the number of Shares equivalent to the total number of Shares represented by ADS’s Melco and/or its Affiliates loan, in aggregate, under the Stock Loans from time to time (“Subject Shares”); and

(ii)	to vote the Subject Shares, in respect of all resolutions and other matters, in the manner identical to Melco; and

(iii)	notwithstanding the provisions of clause 15.3, not to Dispose of the Subject Shares.

(b)	CrownSub’s obligations in paragraph (a) terminate on the termination of the Stock Loans and the return of Shares or ADSs equal in number to those lent by Melco and/or its Affiliates under the Stock Loans to MelcoSub and/or its Affiliates.

(c)	CrownSub’s obligations under clause 16(a) do not apply for the 10 Business Day period commencing on the day that CrownSub delivers a notice pursuant to this clause 16(c) (“Voting Notice”). CrownSub may only deliver a Voting Notice:

(i)	on a single occasion; and

(ii)	proximate to the time it anticipates, and when it has a reasonable expectation, that the Derivative Transaction will be terminated.

(d)	For the avoidance of doubt, other than for the matters set out in paragraphs (a), (b) and (c), CrownSub retains unfettered voting rights in respect of any and all Shares held by it from time to time, other than the Subject Shares.

SIGNED AS A DEED by MELCO LEISURE AND
ENTERTAINMENT GROUP LIMITED by:	(common seal)

/s/ Evan Andrew Winkler
Signature of Director

Evan Andrew Winkler
Name of Director (print)

SEALED with the Common Seal of
MELCO INTERNATIONAL
DEVELOPMENT LIMITED and
SIGNED by:	(common seal)

/s/ Evan Andrew Winkler	/s/ Tsui Che Yin, Frank
Signature of Director	Signature of Director

Evan Andrew Winkler	Tsui Che Yin, Frank
Name of Director (print)	Name of Director (print)

SIGNED AS A DEED by CROWN ASIA INVESTMENTS PTY.
LTD. by:

/s/ Rowen Bruce Craigie	/s/ Michael James Neilson
Signature	Signature

Rowen Bruce Craigie, Director	Michael James Neilson, Director
Name and title (print)	Name and title (print)

SIGNED AS A DEED by CROWN RESORTS LIMITED by:

/s/ Rowen Bruce Craigie	/s/ Michael James Neilson
Signature	Signature

Rowen Bruce Craigie, Director	Michael James Neilson, Secretary
Name and title (print)	Name and title (print)

SIGNED AS A DEED by MELCO CROWN ENTERTAINMENT LIMITED by:

/s/ Evan Andrew Winkler
Signature of Director	Signature of Director

Evan Andrew Winkler
Name of Director (print)	Name of Director (print)

ATTACHMENT A:

DICTIONARY

Part 1 - Definitions

In this Deed:

Affiliate means:

(a)	in respect of MelcoSub, Melco and any Person which is directly or indirectly Controlled by Melco;

(b)	in respect of CrownSub, Crown and any Person which is directly or indirectly Controlled by Crown; and

(c)	in respect of any other Person, any further Person which, is directly or indirectly Controlled by such Person.

Alternative Transaction means any Disposal by CrownSub (or by any of its Affiliates) of Shares by way of any of the following:

(a)	in-specie distribution by Crown (or any of its Affiliates) to Crown shareholders;

(b)	a demerger undertaken by Crown whereby the Shares are one of the assets demerged from Crown; or

(c)	any other transaction or arrangement that is substantially similar to the transactions described in paragraphs (a) and (b) above.

Board means the Board of Directors of the Company from time to time.

Business Day means a day on which banks are open for business in Hong Kong and New York but, excluding a Saturday, Sunday or public holiday.

Closing or Close has the meaning given in the Stock Purchase Agreement.

Confidential Information means any information arising out of or in relation to the provisions of this Deed or information about the business of the Company or the Group, or about the Company or a Group Company or a party to this Deed in connection with this Deed, but excluding any information which is in the public domain otherwise than as a result of the wrongful disclosure by any party.

Control (including the terms controlled by and under common control with) means, in relation to any Person, the ability of any other Person or group of Persons, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether through the ownership of more than 50% of the outstanding Voting Securities of such Person, as trustee or executor, by contract or credit arrangement or otherwise.

Crown IP Agreements has the meaning given to it in clause 14.1.

Deed means, this shareholders deed entered into between the parties as of the date appearing on the first page of this deed, as restated and amended from time to time.

Derivative Transaction has the meaning given in clause 15.2(d).

Director means a director of the Company from time to time.

Dispose means to sell, transfer, assign, declare oneself a trustee of or part with the benefit of or otherwise dispose of any Share (or any beneficial or other interest in it or any part of it) including, without limitation, to enter into a transaction in relation to the Share (or any interest in the Share) which results in a person other than the registered holder of the Share:

(a)	acquiring or having any equitable or beneficial interest in the Share, including, without limitation, an equitable interest arising under a declaration of trust, an agreement for sale and purchase or an option agreement or an agreement creating a charge or other Security Interest over the Share; or

(b)	acquiring or having any right to receive directly or indirectly any dividends or other distribution or proceeds of disposal payable in respect of the Share or any right to receive an amount calculated by reference to any of them; or

(c)	acquiring or having any rights of pre-emption, first refusal or other direct or indirect control over the disposal of the Share; or

(d)	acquiring or having any rights of direct or indirect control over the exercise of any voting rights or rights to appoint Directors attaching to the Share; or

(e)	otherwise acquiring or having legal or equitable rights against the registered holder of the Share (or against a person who directly or indirectly controls the affairs of the registered holder of the Shares) which have the effect of placing the other person in substantially the same position as if the person had acquired a legal or equitable interest in the Share itself.

Dispute means any dispute concerning the interpretation of this Deed or the performance, observance exercise or enjoyment of rights and benefits and obligations arising out of this Deed.

Dollars, US$ means the lawful currency of the United States of America.

Effective Date has the meaning given to it in clause 13.15.

Government Agency means a government or governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity whether foreign, federal, state, territorial or local.

Group means each of the Group Companies and any other company which is a Subsidiary of any of the Group Companies.

Group Company means the Company and any Subsidiary of the Company from time to time.

Holders has the meaning given to it in clause 6.3(a).

Longstop Date has the meaning given in the Stock Purchase Agreement.

Macau S.A.R. means the Macau Special Administrative Region of the People’s Republic of China.

Melco Crown (Macau) means “Melco Crown (Macau) Limited” (formerly known as “Melco Crown Gaming (Macau) Limited” and “Melco PBL Gaming (Macau), Limited”) in English, a company incorporated under the laws of Macau and the grantee of the Subconcession.

Memorandum and Articles means the Memorandum and Articles of Association of the Company as approved by the shareholders from time to time.

Officer means, in relation to a body corporate, a director or secretary of that body corporate.

Person means any general partnership, limited partnership, corporation, limited liability company, joint venture, trust, business trust, governmental agency, co-operative, association, individual or other entity, and the heirs, executors, administrators, legal representatives, successors and assigns of such a person as the context may require.

Proposed Acquisition has the meaning given to it in clause 13.15.

Regulatory Authority means any gaming regulatory authority, whether or not in Macau S.A.R. including, without limitation, the Macau S.A.R. gaming regulatory authority and the gaming regulatory authorities in Victoria (Australia), Western Australia (Australia).

Securities Acts means the 1933 Securities Act and the Securities Exchange Act of 1934 of the United States of America.

1933 Securities Act means the Securities Act of 1933 of the United States of America, and the rules and regulations made thereon as amended and supplemented from time to time and the rules and regulations made thereon as amended and supplemented from time to time.

Security Interest means a right, interest, power or arrangement in relation to an asset which provides security for the payment or satisfaction of a debt, obligation or liability including under a bill of sale, mortgage, charge, lien, pledge, trust, encumbrance, power, deposit, hypothecation or arrangement for retention of title, and includes an agreement to grant or create any of those things.

Shares means the ordinary shares in the capital of the Company of US$0.01 each, and for the avoidance of doubt, include all and any shares issued in the form of American depository securities and admitted to trading on NASDAQ.

Shareholder means each of MelcoSub and CrownSub.

Shareholders’ Deed has the meaning given to it in Recital (B).

Shelf Registration Statement has the meaning given to it in clause 6.1.

Stock Exchange means the Australian Securities Exchange, the Hong Kong Stock Exchange, the NASDAQ National Market or any other public securities market in any country.

Stock Loan has the meaning given in clause 15.2(e).

Stock Purchase Agreement means the agreement so titled and dated the same date as this Deed and entered into between MelcoSub and CrownSub relating to the acquisition by MelcoSub of 198,000,000 Shares.

Subconcession means the binding trilateral agreement entered into by and between the Macau S.A.R., Wynn Resorts (Macau) Limited (as concessionaire for the operation of casino games of chance and other casino games in the Macau S.A.R., under the terms of the 24th June, 2002 concession contract by and between the Macau. S.A.R. and Wynn Resorts (Macau) Limited) and Melco Crown (Macau), comprising a set of instruments from which shall flow an integrated web of rights, duties and obligations by and for all and each of the Macau S.A.R., Wynn Resorts (Macau) Limited and Melco Crown (Macau) (the nominative administrative contract known as the subconcession contract for the operation of casino games of chance and other casino games in the Macau S.A.R., executed by Wynn Resorts (Macau) Limited and Melco Crown (Macau), to be the most significant instrument thereof,) pursuant to the terms of which Melco Crown (Macau) is to exploit casino games of chance and other casino games in the Macau S.A.R. as an autonomous subconcessionaire in relation to Wynn Resorts (Macau) Limited.

Subsidiary has the same meaning as in Section 15 of the Companies Ordinance (Chapter 622 of the laws of Hong Kong).

Voting Securities means shares or other interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of the corporation or other legal entity, or the holding of which (or the holding of a specified number or percentage or which) gives rise to rights to appoint directors or shareholders of such a governing body.

WKSI has the meaning given to it in clause 6.2.

Part 2 - Interpretation

(a)	In this Deed unless the context otherwise requires:

(i)	words importing the singular include the plural and vice versa;

(ii)	words which are gender neutral or gender specific include each gender;

(iii)	other parts of speech and grammatical forms of a word or phrase defined in this Deed have a corresponding meaning;

(iv)	an expression importing a natural person includes a company, partnership, joint venture, association, corporation or other body corporate and a Government Agency;

(v)	a reference to a thing (including, but not limited to, a chose-in-action or other right) includes a part of that thing;

(vi)	a reference to a clause, party, schedule or attachment is a reference to a clause of this Deed, and a party, schedule or attachment to, this Deed and a reference to this Deed includes a schedule and attachment to this Deed;

(vii)	a reference to a law includes a constitutional provision, treaty, decree, convention, statute, regulation, ordinance, by-law judgment, rule of common law or equity or a rule of an applicable stock exchange and is a reference to that law as amended, consolidated or replaced;

(viii)	a reference to a document includes all amendments or supplements to that document, or replacements or novations of it;

(ix)	a reference to a party to a document includes that party’s successors and permitted assigns;

(x)	an agreement on the part of two or more persons binds them jointly and severally;

(xi)	a reference to include, includes, including and like terms is to be construed without limitation; and

(xii)	a reference to an agreement, other than this Deed, includes an undertaking, deed, agreement or legally enforceable arrangement or understanding, whether or not in writing.

(b)	Where the day on or by which something must be done is not a Business Day, that thing must be done on or by the next Business Day.

(c)	Headings are for convenience only and do not affect the interpretation of this Deed.

(d)	This Deed may not be construed adversely to a party just because that party prepared the Deed.

(e)	A term or expression starting with a capital letter which is defined in this Dictionary, has the meaning given to it in this Dictionary.